Exhibit 99.2

Consolidated Financial Statements of

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

KPMG LLP	Telephone (514) 840-2100
Chartered Accountants	Fax (514) 840-2187
600 de Maisonneuve Blvd. West	Internet www.kpmg.ca
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Neptune Technologies & Bioressources Inc.

We have audited the accompanying consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated statements of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010, the consolidated statements of earnings and comprehensive income (loss), changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended February 29, 2012, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neptune Technologies & Bioressources Inc. as at February 29, 2012, February 28, 2011 and March 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended February 29, 2012 and February 28, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Neptune Technologies & Bioressources Inc’s internal control over financial reporting as of February 29, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 9, 2012 expressed an unqualified opinion on the effectiveness of Neptune Technologies & Bioressources Inc.’s internal control over financial reporting.

(Signed) KPMG LLP*

Chartered Accountants

May 9, 2012
Montréal, Canada

*CA Auditor permit no 14114

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone (514) 840-2100
Chartered Accountants	Fax (514) 840-2187
600 de Maisonneuve Blvd. West	Internet www.kpmg.ca
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Neptune Technologies & Bioressources Inc.

We have audited Neptune Technologies & Bioressources Inc.’s internal control over financial reporting as of February 29, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Neptune Technologies & Bioressources Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report, “Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Neptune Technologies & Bioressources Inc. maintained, in all material respects, effective internal control over financial reporting as of February 29, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards, the consolidated financial statements of Neptune Technologies & Bioressources Inc., which comprise the consolidated statements of financial position as of February 29, 2012, February 28, 2011, and March 1, 2010 and the consolidated statements of earnings and comprehensive income (loss), changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information. With respect to the consolidated financial statements for the year ended February 29, 2012, we have also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated May 9, 2012 expressed an unqualified opinion on those consolidated financial statements.

(Signed) KPMG LLP*

Chartered Accountants

May 9, 2012

Montréal, Canada

*CA Auditor permit no 14114

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Financial Position

As at February 29, 2012, February 28, 2011 and March 1, 2010

	February 29, 2012	February 28, 2011	March 1, 2010
Assets

Current assets:
Cash	$3,765,265	$–	$1,093,194
Short-term investments (note 21)	12,711,310	3,512,858	1,001,011
Trade and other receivables (note 4)	8,620,838	5,627,191	3,290,654
Tax credits receivable (note 5)	1,215,524	644,753	664,131
Prepaid expenses	430,368	968,530	99,859
Inventories (note 6)	6,832,910	4,544,917	2,645,752
	33,576,215	15,298,249	8,794,601

Government grants receivable (note 7)	50,000	150,000	150,000
Property, plant and equipment (note 8)	7,552,126	6,085,779	6,327,407
Intangible assets (note 9)	1,357,740	1,268,867	1,223,309
Investment tax credits receivable (note 5)	1,200,000	–	–
Deferred tax asset (note 20)	1,000,000	–	–

Total assets	$44,736,081	$22,802,895	$16,495,317

Liabilities and Equity

Current liabilities:
Bank overdraft	$–	$39,533	$–
Loans and borrowings (note 10)	2,908,898	1,615,491	1,002,337
Trade and other payables (note 11)	4,971,018	3,258,037	2,416,413
Advance payments (note 15)	813,203	823,639	878,814
Debenture conversion options (note 12)	–	–	489,462
Private placement warrants (note 13 (b))	573,688	–	–
Derivative financial liabilities (note 13 (d))	–	–	233,790
	9,266,807	5,736,700	5,020,816

Loans and borrowings (note 10)	2,845,272	3,799,831	4,805,024
Convertible debentures (note 12)	–	–	489,842
Total liabilities	12,112,079	9,536,531	10,315,682

Equity:
Share capital (note 13)	45,841,986	31,148,232	25,237,147
Warrants (note 13)	743,195	104,987	350,608
Contributed surplus	13,156,913	9,471,507	9,035,331
Deficit	(31,973,311)	(28,586,171)	(28,850,227)
Total equity attributable to equity holders of the Corporation	27,768,783	12,138,555	5,772,859

Non-controlling interest (note 14)	3,178,566	920,681	–
Subsidiary options (note 13)	1,676,653	207,128	406,776
Total equity attributable to non-controlling interest	4,855,219	1,127,809	406,776

Total equity	32,624,002	13,266,364	6,179,635

Commitments and contingencies (note 23)
Subsequent event (note 28)

Total liabilities and equity	$44,736,081	$22,802,895	$16,495,317

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Ronald Denis	/s/ Michel Chartrand
Dr. Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Earnings and Comprehensive Loss

Years ended February 29, 2012 and February 28, 2011

	2012	2011

Revenue (note 15)	$19,123,798	$16,582,754
Cost of sales	(9,063,916)	(7,364,522)
Gross profit	10,059,882	9,218,232

Other income - revenue from research contracts (note 15)	13,565	102,629
Selling expenses	(2,090,387)	(1,410,005)
General and administrative expenses	(9,804,379)	(6,681,815)
Research and development expenses, net of tax credits of $1,932,445 (2011 - $266,676)	(3,908,699)	(2,759,151)
Results from operating activities	(5,730,018)	(1,530,110)

Finance income (note 17)	238,531	649,316
Finance costs (note 17)	(379,606)	(615,955)
Foreign exchange gain (loss)	278,410	(196,042)
Net finance income (expense)	137,335	(162,681)

Loss before income taxes	(5,592,683)	(1,692,791)

Income taxes - deferred tax (note 20)	1,000,000	–

Net loss and comprehensive loss	$(4,592,683)	$(1,692,791)

Net loss and comprehensive loss attributable to:
Owners of the Corporation	$(1,928,079)	$(410,457)
Non-controlling interest	(2,664,604)	(1,282,334)

Net loss and comprehensive loss	$(4,592,683)	$(1,692,791)

Basic loss per share (note 19)	$(0.04)	$(0.01)
Diluted loss per share (note 19)	(0.04)	(0.01)

Basic weighted average number of common shares	48,205,451	40,463,967
Diluted weighted average number of common shares	48,205,451	40,463,967

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Changes in Equity

Years ended February 29, 2012 and February 28, 2011

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
	Share capital
	Number	Dollars	Warrants	Contributed surplus	Deficit	Total	Subsidiary options	Non- controlling interest Total	Total	Total equity

Balance, February 28, 2011	42,490,874	$31,148,232	$104,987	$9,471,507	$(28,586,171)	$12,138,555	$207,128	$920,681	$1,127,809	$13,266,364

Net loss and total comprehensive loss	–	–	–	–	(1,928,079)	(1,928,079)	–	(2,664,604)	(2,664,604)	(4,592,683)
	42,490,874	31,148,232	104,987	9,471,507	(30,514,250)	10,210,476	207,128	(1,743,923)	(1,536,795)	8,673,681

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Issuance of shares and warrants through private placement	5,785,057	10,045,576	743,195	–	–	10,788,771	–	–	–	10,788,771
Share-based payment transactions	–	–	–	1,979,901	–	1,979,901	1,469,525	–	1,469,525	3,449,426
Share options exercised	1,117,325	3,903,893	–	(1,087,848)	–	2,816,045	–	–	–	2,816,045
Warrants exercised and expired	295,587	744,285	(104,987)	8,030	–	647,328	–	–	–	647,328
Distribution of subsidiary rights as dividend	–	–	–	(1,492,046)	–	(1,492,046)	1,492,046	–	1,492,046	–

Total contributions by and distribution to owners	7,197,969	14,693,754	638,208	(591,963)	–	14,739,999	2,961,571	–	2,961,571	17,701,570

Change in ownership interests in subsidiaries that do not result in a loss of control
Conversion of subsidiary convertible redeemable shares	–	–	–	–	(1,459,061)	(1,459,061)	–	1,459,061	1,459,061	–
Distribution of subsidiary rights by Acasti	–	–	–	–	–	–	998,234	(998,234)	–	–
Exercise of subsidiary options by third parties	–	–	–	3,740,921	–	3,740,921	(1,910,725)	3,585,134	1,674,409	5,415,330
Issuance of shares through private placement	–	–	–	113,197	–	113,197	–	876,528	876,528	989,725
Buyback of subsidiary rights	–	–	–	423,251	–	423,251	(579,555)	–	(579,555)	(156,304)
Total changes in ownership interests in subsidiaries	–	–	–	4,277,369	(1,459,061)	2,818,308	(1,492,046)	4,922,489	3,430,443	6,248,751

Total transactions with owners	7,197,969	14,693,754	638,208	3,685,406	(1,459,061)	17,558,307	1,469,525	4,922,489	6,392,014	23,950,321

Balance at February 29, 2012	49,688,843	$45,841,986	$743,195	$13,156,913	$(31,973,311)	$27,768,783	$1,676,653	$3,178,566	$4,855,219	$32,624,002

See accompanying notes to consolidated financial statements

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Changes in Equity, Continued

Years ended February 29, 2012 and February 28, 2011

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
	Share capital
	Number	Dollars	Warrants	Contributed surplus	Deficit	Total	Subsidiary options	Non- controlling interest	Total	Total equity

Balance, March 1, 2010	38,234,745	$25,237,147	$350,608	$9,035,331	$(28,850,227)	$5,772,859	$406,776	$–	$406,776	$6,179,635

Net loss and total comprehensive loss	–	–	–	–	(410,457)	(410,457)	–	(1,282,334)	(1,282,334)	(1,692,791)
	38,234,745	25,237,147	350,608	9,035,331	(29,260,684)	5,362,402	406,776	(1,282,334)	(875,558)	4,486,844

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Issuance of shares and warrants through private placement	1,430,540	2,463,286	18,386	–	–	2,481,672	–	–	–	2,481,672
Share-based payment transactions	–	–	–	530,412	–	530,412	207,128	–	207,128	737,540
Share options exercised	1,320,000	1,150,356	–	(482,856)	–	667,500	–	–	–	667,500
Warrants exercised and expired	1,068,000	1,665,580	(331,199)	619	–	1,335,000	–	–	–	1,335,000
Conversion of convertible debentures	437,589	631,863	67,192	–	–	699,055	–	–	–	699,055

Total contributions by and distribution to owners	4,256,129	5,911,085	(245,621)	48,175	–	5,713,639	207,128	–	207,128	5,920,767

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Debenture Call Options	–	–	–	442,952	–	442,952	(243,770)	72,418	(171,352)	271,600
Exercise and expiry of Conversion Call Options	–	–	–	1,247,710	–	1,247,710	(163,006)	124,487	(38,519)	1,209,191
Exercise of subsidiary warrants by third parties	–	–	–	–	674,513	674,513	–	703,449	703,449	1,377,962
Exercise of subsidiary warrants by Neptune	–	–	–	(1,302,661)	–	(1,302,661)	–	1,302,661	1,302,661	–
Total changes in ownership interests in subsidiaries	–	–	–	388,001	674,513	1,062,514	(406,776)	2,203,015	1,796,239	2,858,753

Total transactions with owners	4,256,129	5,911,085	(245,621)	436,176	674,513	6,776,153	(199,648)	2,203,015	2,003,367	8,779,520

Balance at February 28, 2011	42,490,874	$31,148,232	$104,987	$9,471,507	$(28,586,171)	$12,138,555	$207,128	$920,681	$1,127,809	$13,266,364

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Statements of Cash Flows

Years ended February 29, 2012 and February 28, 2011

	2012	2011

Cash flows from operating activities:
Net loss for the period	$(4,592,683)	$(1,692,791)
Adjustments:
Depreciation of property, plant and equipment	729,432	779,035
Amortization of intangible assets	34,549	32,519
Loss from sale of property, plant and equipment	3,115	77,588
Impairment of property, plant and equipment	–	139,306
Stock-based compensation	3,449,426	737,540
Net finance (income) expense	(137,335)	162,681
Foreign exchange gain (loss)	278,410	(196,042)
Foreign exchange loss on cash	70,027	65,677
Unrealized foreign exchange (gain) loss on advance payments	(10,436)	38,981
Deferred income tax	(1,000,000)	–
Investment tax credits receivable	(1,200,000)	–
	(2,375,495)	144,494
Changes in non-cash operating working capital items:
Trade and other receivables	(2,893,647)	(2,336,537)
Tax credits receivable	(570,771)	19,378
Prepaid expenses	538,162	(868,671)
Inventories	(2,287,993)	(1,899,165)
Trade and other payables	343,378	834,061
Advance payments	–	(94,156)
	(4,870,871)	(4,345,090)

	(7,246,366)	(4,200,596)
Cash flows from investing activities:
Interest received	13,909	22,381
Acquisition of property, plant and equipment	(907,350)	(995,441)
Acquisition of intangible assets	(118,295)	(38,099)
Maturity of short-term investments	8,500,000	–
Acquisition of short-term investments	(17,588,500)	(2,511,847)
Sale of property, plant and equipment	–	229,028
	(10,100,236)	(3,293,978)

Cash flows from financing activities:
Increase in bank loan	1,290,000	630,000
Repayment of loans and borrowings	(958,369)	(1,042,342)
Proceeds from exercise of subsidiary options	5,415,330	1,241,856
Proceeds from subsidiary private placement	989,725	–
Buyback of subsidiary rights	(156,304)	–
Proceeds from exercise of Conversion Call Options	–	1,480,791
Proceeds from exercise of warrants	647,328	1,335,000
Net proceeds from private placement	11,477,130	2,481,672
Proceeds from exercise of options	2,816,045	667,500
Interest paid	(299,458)	(353,300)
Finance expenses paid	–	(13,653)
	21,221,427	6,427,524

Foreign exchange loss on cash held in foreign currencies	(70,027)	(65,677)
Net increase (decrease) in cash	3,804,798	(1,132,727)

(Bank indebtedness) cash, beginning of year	(39,533)	1,093,194

Cash (bank indebtedness), end of year	$3,765,265	$(39,533)

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included in accounts payable and accrued liabilities	$1,467,415	$175,871
Intangible assets included in accounts payable and accrued liabilities	45,105	39,978
Property, plant and equipment acquired by way of capital leases	–	20,303
Conversion of convertible debentures	–	699,055
Issuance of warrants in connection with private placement of shares	–	18,386

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

1.      Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 225 Promenade du Centropolis, Laval, Québec H7T 0B3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. and NeuroBioPharm Inc. The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries.  The Corporation develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process Neptune OceanExtractTM.  The Corporation develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO® and ECO Krill Oil - EKOTM, as well as its protein concentrated Neptune Krill Aquatein - NKATM.  Its products are aimed at the nutraceutical, biopharmaceutical, cosmetics and pet food markets.

The Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance its research and development activities and its clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.      Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). These are the Corporation’s first annual consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The first date at which IFRS were applied was March 1, 2010.

An explanation of how the transition to IFRS has affected the previously reported financial position, financial performance and cash flows of the Corporation is provided in note 29.

The consolidated financial statements were authorized for issue by the Board of Directors on May 9, 2012.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Equity warrants and stock options which are measured at fair value at date of grant pursuant to IFRS 2;

•	Liabilities for warrants which are measured at fair value; and

•	Debenture conversion options and derivative financial liabilities which are measured at fair value.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgements:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

2.      Basis of preparation (continued):

(d)	Use of estimates and judgements (continued):

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	Assessing the recognition of contingent liabilities (see note 23).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Utilization of tax losses and investment tax credits (notes 5 and 20);

•	Measurement of derivative financial liabilities and stock-based compensation (note 18); and

•	Collectability of trade receivable (note 21 (a)).

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.      Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, including the opening IFRS statement of financial position at March 1, 2010 for the purposes of the transition to IFRSs, and have been applied consistently by the Corporation’s subsidiaries.

(a)	Basis of consolidation:

(i)	Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from those activities. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Corporation.

(ii)	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii)	Subsidiary options:

Subsidiary options are comprised of equity-classified warrants, rights and options issued by the subsidiary, as well as options issued by the Corporation over the subsidiary’s stock.  Because they do not represent outstanding participating non-controlling interests, they are recorded at cost and remain presented as a sub-component of non-controlling interest until such time they are exercised or expire.

(iv)	Acquisitions and dispositions of non-controlling interests while retaining control:

Acquisitions and dispositions of non-controlling interests while retaining control are accounted for as transactions with equity holders in their capacity as equity holders; therefore, no goodwill is recognized as a result of acquisitions and no gain or loss is recognized in connection with dispositions.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.      Significant accounting policies (continued):

(a)	Basis of consolidation (continued):

(iv)	Acquisitions and dispositions of non-controlling interests while retaining control (continued):

Upon acquisition or disposition of non-controlling interests while retaining control, the Corporation adjusts non-controlling interests to reflect the relative change in its interest in the subsidiary’s equity, before giving effect of the elimination of the intra-group balances.  Any difference between the amount by which non-controlling interest is adjusted and the value of consideration paid or received is recognized directly in equity attributable to shareholders of the Corporation.  The value of consideration paid includes the cost of any subsidiary option exercised as part of the operation.

Subsidiary options that expire unexercised are transferred to equity attributable to shareholders of the Corporation.

(v)	Attribution of profit or loss:

Profit or loss of the subsidiaries, except stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries, is attributed to the Corporation’s shareholders and to non-controlling interests based on their respective share of participating equity instruments in each subsidiary outstanding during the period.  This allocation is made before giving effect to subsidiary profit and loss and the elimination of intra-group balances.

Stock-based compensation expense incurred by the Corporation for the benefit of subsidiaries is attributed fully to the Corporation’s shareholders, because the Corporation does not recharge the subsidiaries for the economic cost of providing this compensation on their behalf.

(b)	Financial instruments:

(i)	Non-derivative financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position (balance sheet) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial assets:  cash, short term investments and receivables.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise cash, trade and other receivables, and short-term investments with maturities of less than one year.

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.      Significant accounting policies (continued):

(b)	Financial instruments (continued):

(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: loans and borrowings, and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(iv)	Compound financial instrument:

Compound financial instruments are instruments that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

(v)	Derivative financial instruments:

The Corporation has issued liability-classified derivatives and embedded derivatives over its own equity. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

From time to time, the Corporation also holds derivative financial instruments to reduce its foreign currency risk exposure. The Corporation does not hold or use derivative financial instruments for speculation purposes.

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

(vi)	Other equity instruments:

Warrants, options and rights issued outside of share-based payment transactions that do not meet the definition of a derivative financial instrument are recognized initially at fair value in equity.  Upon simultaneous issuance of multiple equity instruments, consideration received, net of issue costs, is allocated based on their relative fair values.  Equity instruments are not subsequently remeasured.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.      Significant accounting policies (continued):

(c)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted-average cost method.  The cost of finished goods and work in progress is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(d)	Property, plant and equipment:

(i)	Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit (loss).

(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight-line	15 to 40 years
Laboratory and plant equipment	Straight-line	5 to 10 years
Furniture and office equipment	Diminishing balance	20% to 30%
Computer equipment and software	Straight-line	2 to 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.      Significant accounting policies (continued):

(e)	Intangible assets:

(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(ii)	Other intangible assets:

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

Trademarks and licences

Trademarks and licences have indefinite useful lives considering that they can be renewed at a minimal cost and are recognized using the cost model and are not amortized.  They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they might be impaired. Any impairment is recognized in profit or loss.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iv)	Amortization:

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than trademarks and licences, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Periods

Patents	20 years
Capitalized development costs	5 years

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.      Significant accounting policies (continued):

(f)	Leased assets:

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset.  The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any.  A corresponding amount is recognized as a finance leasing liability, irrespective of whether some of these lease payments are payable up-front at the date of the inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance are expensed as incurred.

(g)	Impairment:

(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories and tax credits and government grants receivable are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit, or CGU'').

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.      Significant accounting policies (continued):

(g)	Impairment (continued):

(ii)	Non-financial assets (continued):

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(i)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(ii)	Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(a)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related services are delivered and all obligations are performed.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.      Significant accounting policies (continued):

(i)	Revenue (continued):

(ii)	Research services (continued):

(b)	Milestone payments:

Milestone payments based on research or product development, for which the Corporation has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectability is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as ''advance payments'' on the consolidated statements of financial position.

(j)	Government grants:

Government grants consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(k)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the period in which they are incurred.

(l)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(m)	Employee benefits:

(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.      Significant accounting policies (continued):

(m)	Employee benefits (continued):

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus and subsidiary options, as applicable, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(n)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial derivative liabilities at fair value through profit or loss, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

(o)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.      Significant accounting policies (continued):

(o)	Income tax (continued):

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p)	Earnings per share:

The Corporation presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants and share options granted to employees.

(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly by the Corporation’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Corporation’s headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets.

(r)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 29, 2012, and have not been applied in preparing these consolidated financial statements.

(i)	Financial instruments:

In November 2009 the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)), and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivable. Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.      Significant accounting policies (continued):

(r)	New standards and interpretations not yet adopted (continued):

(i)	Financial instruments (continued):

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

(ii)	Consolidated financial statements:

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special-purpose entities.  The consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The Corporation intends to adopt IFRS 10 in its financial statements for the annual period beginning on March 1, 2013.  The Corporation does not expect IFRS 10 to have a material impact on the financial statements.

(iii)	Disclosure of interests in other entities:

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvements that expose an entity to a variability of returns from the performance of the other entity.  The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows.

The Corporation intends to adopt IFRS 12 in its financial statements for the annual period beginning on March 1, 2013.  The Corporation does not expect the amendments to have a material impact on the financial statements.

(iv)	Fair value:

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013.  The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.

IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on March 1, 2013.  The extent of the impact of adoption of IFRS 13 has not yet been determined.

(v)	Amendments to IAS 19 - Employee Benefits:

In June 2011, the IASB published an amended version of IAS 19 Employee Benefits.  Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

3.      Significant accounting policies (continued):

(r)	New standards and interpretations not yet adopted (continued):

(v)	Amendments to IAS 19 - Employee Benefits (continued):

The amendments change the definition of short-term employee benefits and also impacts termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37 Provisions, and when the entity can no longer withdraw the offer of the termination benefits.

The Corporation intends to adopt the amendments in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

4.      Trade and other receivables:

	February 29, 2012	February 28, 2011	March 1, 2010

Trade receivables	$7,045,446	$5,194,296	$2,940,878
Sales taxes receivable	537,073	156,265	230,740
Current portion of government grant receivable (note 7)	503,389	50,000	50,000
Accrued and other receivables	534,930	226,630	69,036
	$8,620,838	$5,627,191	$3,290,654

The Corporation’s exposure to credit and currency risks related to trade and other receivables is presented in note 21.

5.      Investment tax credits receivable:

Tax credits receivable comprise research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws.  The amounts recorded as receivable are subject to a government tax audit and the final amounts received may differ from those recorded.

Unused federal tax credits may be used to reduce future federal income taxes payable and expire as follows:

$

2022	103,000
2023	217,000
2024	75,000
2025	54,000
2026	91,000
2027	145,000
2028	64,000
2029	151,000
2030	358,000
2031	315,000
2032	596,000
2,169,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

5.      Investment tax credits receivable (continued):

Unused investment tax credits by segment:

Nutraceutical	$1,529,000
Cardiovascular and neurological	640,000
$2,169,000

During 2012, the Corporation determined that there was reasonable assurance of realizing the investment tax credits generated by the nutraceutical business, prior to their scheduled expiry dates, given the recent history of profitability in this segment. The Corporation anticipates that the nutraceutical segment will generate taxable profit during the carryforward period to utilize a portion of the investment tax credits. Accordingly, the Corporation recognized investment tax credits recoverable of $1,200,000 at February 29, 2012. At February 29, 2012, investment tax credits earned by the cardiovascular and neurological segments are not reasonably assured of being realized and have not been recorded as an asset.

6.      Inventories:

	February 29, 2012	February 28, 2011	March 1, 2010

Raw materials	$1,526,775	$1,684,953	$1,598,729
Work in progress	1,337,105	888,486	735,357
Finished goods	3,539,688	1,550,923	149,483
Spare parts	429,342	420,555	162,183
	$6,832,910	$4,544,917	$2,645,752

For the year ended February 29, 2012, the cost of sales of $9,063,916 ($7,364,522 in 2011) was comprised of inventory costs of $8,869,511 ($7,071,583 in 2011) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory writedown of $2,514 ($111,976 in 2011) and other costs of $191,891 ($180,963 in 2011).

7.      Government grants receivable:

In 2010, the Corporation entered into an agreement to receive a financial contribution of $200,000 under a government grant program for its investments in the plant expansion.  The amount is to be received in annual equal installments of $50,000.  The Corporation received the first portion of $50,000 in the year ended February 29, 2012.

In 2012, the Corporation entered into an agreement to receive a financial contribution under a government grant program for the Sherbrooke plant expansion (note 23). The total financial contribution to be received over the construction period to 2014 is $3,000,000, of which $347,146 was earned at February 29, 2012. The financial contribution is subject to certain conditions, such as maintaining employment levels in the Sherbrooke facility after construction is complete, which the Corporation expects to meet.

	February 29, 2012	February 28, 2011	March 1, 2010

Government grants receivable	$553,389	$200,000	$200,000
Less current portion (note 4)	(503,389)	(50,000)	(50,000)
	$50,000	$150,000	$150,000

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

8.      Property, plant and equipment:

	Land	Building and building components	Laboratory and plant equipment	Furniture and office equipment	Computer equipment and software	Total

Cost:
Balance at March 1, 2010	$40,540	$3,818,238	$6,780,728	$275,750	$376,795	$11,292,051
Additions	–	769,531	147,259	55,762	10,777	983,329
Disposals	–	–	(378,884)	–	–	(378,884)
Impairment	–	–	–	–	(179,750)	(179,750)
Balance at February 28, 2011	40,540	4,587,769	6,549,103	331,512	207,822	11,716,746

Additions	–	1,260,127	765,815	43,386	132,431	2,201,759
Disposals	–	–	–	(16,944)	–	(16,944)
Balance at February 29, 2012	$40,540	$5,847,896	$7,314,918	$357,954	$340,253	$13,901,561

Accumulated depreciation:
Balance at March 1, 2010	–	606,726	4,057,831	194,988	105,099	4,964,644
Depreciation for the year	–	183,637	471,242	26,840	97,316	779,035
Disposals	–	–	(72,268)	–	–	(72,268)
Impairment	–	–	–	–	(40,444)	(40,444)
Balance at February 28, 2011	–	790,363	4,456,805	221,828	161,971	5,630,967

Depreciation for the year	–	217,331	439,956	28,290	43,855	729,432
Disposals	–	–	–	(10,964)	–	(10,964)
Balance at February 29, 2012	$–	$1,007,694	$4,896,761	$239,154	$205,826	$6,349,435

Net carrying amounts:
March 1, 2010	$40,540	$3,211,512	$2,722,897	$80,762	$271,696	$6,327,407
February 28, 2011	40,540	3,797,406	2,092,298	109,684	45,851	6,085,779
February 29, 2012	40,540	4,840,202	2,418,157	118,800	134,427	7,552,126

The Corporation acquired property and equipment in the amount of $1,983,558 which are not yet in service as at February 29, 2012.

During the year ended February 28, 2011, the Corporation recorded an asset impairment of $139,306 related to computer equipment and software due to lack of functionality and the weak support from the provider.  The Corporation determined that the recoverable amount was nil.  The impairment loss was recognized in “general and administrative expenses”.

Leased assets

The Corporation leases laboratory, office and computer equipment under a number of finance lease agreements.  At February 29, 2012, the net carrying amount of these assets was $37,529 (February 28, 2011 - $57,114; March 1, 2010 - $74,256).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

8.      Property, plant and equipment (continued):

Depreciation expense has been recorded in the following accounts in the consolidated statement of earnings and comprehensive loss:

	February 29, 2012	February 28, 2011

Cost of sales	$154,323	$133,991
Research and development expenses	22,651	23,845
General and administrative expenses	552,458	621,199
	$729,432	$779,035

9.      Intangible assets:

		Development
	Patents	costs	Licenses	Trademarks	Total

Cost:
Balance at March 1, 2010	$652,347	$351,068	$182,334	$110,607	$1,296,356
Additions	52,761	23,728	–	1,588	78,077
Balance at February 28, 2011	705,108	374,796	182,334	112,195	1,374,433

Additions	101,746	14,651	–	7,025	123,422
Balance at February 29, 2012	$806,854	$389,447	$182,334	$119,220	$1,497,855

Accumulated amortization:
Balance at March 1, 2010	73,047	–	–	–	73,047
Amortization for the year	32,519	–	–	–	32,519
Balance at February 28, 2011	105,566	–	–	–	105,566

Amortization for the year	34,549	–	–	–	34,549
Balance at February 29, 2012	$140,115	$–	$–	$–	$140,115

Net carrying amounts:
March 1, 2010	$579,300	$351,068	$182,334	$110,607	$1,223,309
February 28, 2011	599,542	374,796	182,334	112,195	1,268,867
February 29, 2012	666,739	389,447	182,334	119,220	1,357,740

Amortization expense for the years ended February 29, 2012 and February 28, 2011 has been recorded in “general and administrative expenses” in the consolidated statement of earnings and comprehensive loss.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

10.      Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s interest-bearing loans and borrowings, which are measured at amortized cost.

	February 29, 2012	February 28, 2011	March 1, 2010

Non-current loans and borrowings:
Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible, except for intellectual property (which is subject to a negative pledge agreement), and a second-ranking mortgage on all accounts receivable and inventories, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.
	$1,847,936	$2,340,720	$2,833,502

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016	1,952,898	2,350,710	2,820,852

Two refundable contributions obtained from a federal program available for small and medium-sized businesses, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012 and $6,562 until December 2011, respectively	19,403	51,928	84,456

Finance lease liabilities, interest rates varying from 7.1% to 10.6%, payable in average monthly instalments of $2,589 ($2,589 as at February 28, 2011 and $4,123 as at March 1, 2010), maturing at different dates until 2014	13,933	41,964	68,551
	3,834,170	4,785,322	5,807,361

Less current portion	988,898	985,491	1,002,337

Loans and borrowings - non-current	$2,845,272	$3,799,831	$4,805,024

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

10.      Loans and borrowings (continued):

	February 29,	February 28,	March 1,
	2012	2011	2010

Current loans and borrowings:
Current portion of mortgage loans	$962,925	$926,761	$926,760

Current portion of contributions from a federal program	19,403	32,526	32,526

Current portion of finance lease liabilities	6,570	26,204	43,051
	988,898	985,491	1,002,337

Authorized operating line of credit of $2,000,000, bearing interest at the prime rate plus 2.50%, representing an effective interest rate of 5.50% (February 28, 2011 - 2.50% and 5.50%; March 1, 2010 - 2.25% and 4.50%, respectively). The line of credit is guaranteed by a first-ranking movable mortgage on all accounts receivable and inventories, a second-ranking mortgage on the production plant and a third-ranking mortgage on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible, except for intellectual property (which is subject to a negative pledge agreement). The Corporation has an authorized exchange line of credit of $200,000, bearing interest at the prime rate plus 1.75%. The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit.
	1,920,000	630,000	–
Loans and borrowings - current	$2,908,898	$1,615,491	$1,002,337

The Corporation’s exposure to currency and liquidity risks related to loans and borrowings is presented in note 21.

11.      Trade and other payables:

	February 29,	February 28,	March 1,
	2012	2011	2010

Trade payables	$2,531,416	$1,388,227	$1,203,755
Accrued liabilities and other payables	997,793	829,928	520,404
Payable to a corporation controlled by an officer and director (note 27)	189,748	177,758	175,177
Employee salaries and benefits payable	1,252,061	862,124	517,077
	$4,971,018	$3,258,037	$2,416,413

The Corporation’s exposure to currency and liquidity risks related to trade and other payables is presented in note 21.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

12.       Convertible debentures:

Liability balance of convertible debentures as at March 1, 2010 (principal amount of $496,000)	$489,842
Accrued interest	28,804
Accretion of the liability component	44,426
Debentures converted into Neptune units	(563,072)
Liability balance of convertible debentures as at February 29, 2012 and February 28, 2011	$–

On October 9, 2008, the Corporation completed a financing transaction where an aggregate number of 2,750 units of convertible debenture with a nominal amount of $1,000 per unit were issued.  Concurrently with the issuance of the convertible debenture units, the Corporation issued 1,100,000 options to acquire 1,100,000 Class A shares of Acasti Pharma held by the Corporation at a price per share equal to the lesser of $0.25 and the price per share from a new financing (the "Debenture Call Options") until April 30, 2010, and 1,100,000 warrants to purchase 1,100,000 common shares of the Corporation for $1.25 per share until April 30, 2010 (the "Debenture Warrants").  The consideration received by the Corporation for the convertible debenture, the Debenture Call Options and the Debenture Warrants amounted to $2,750,000.

The debentures bore interest at 8%, payable annually in cash or in kind at the Corporation’s option and were further convertible at the holder’s option into Neptune or Acasti units (as defined below). The debentures matured on October 9, 2011.

Conversion Option in Neptune Units:

Convertible at the option of the holder before November 30, 2010 at a price of $1.25 per unit as to the principal and at market price of the shares of the Corporation at the date of conversion as to the unpaid interest.  A unit is comprised of one common share and one-half warrant of the Corporation (the "Conversion Warrant").  Each Conversion Warrant entitles its holder to purchase one common share at the market price prevailing at the date of issuance until the earliest of (i) the debenture maturity date, (ii) two years after the issuance of the warrants or (iii) 30 days after the market price of the shares of the Corporation has reached a price equal to two times the market price prevailing at the date of issuance of the warrants for a period of three consecutive days. The Corporation can also require the conversion if the market price of the shares reaches $3.75 for three consecutive days.

Conversion Option in Acasti Units:

Convertible at the option of the holder before November 30, 2010 in units, each unit being comprised of one Class A share of Acasti Pharma held by the Corporation and one option to acquire from the Corporation one Class A share of Acasti Pharma (the "Conversion Call Options"). The base price (the ''Base Price'') for the conversion will be the lowest of $0.25 per unit and the price per share from an Acasti new financing. The conversion price varies as follows:

	Conversion	Exercise price of
Date of conversion	price	Conversion Call Options

Before November 30, 2009	Base price	Base price plus $0.25
December 1, 2009 to May 31, 2010	Base price plus $0.25	Base price plus $0.75
June 1 to November 30, 2010	Base price plus $0.75	Base price plus $1.25

The Conversion Call Options expire after a period of twelve months from the date of issuance.

At the date of their issuance, the Corporation allocated the consideration received of $2,750,000 between the instruments issued and the embedded conversion options.

The Corporation accreted the book value of the liability component of the convertible debentures to their par value through a charge to earnings in accordance with the effective interest rate method. The effective interest rate of the debenture was 20.7%.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

12.      Convertible debentures (continued):

The embedded conversion option was recognized as an embedded derivative liability with its changes in fair value recognized in profit and loss, as described in note 29 (j). During the period from issuance until March 1, 2010, debentures with a principal of $2,254,000 were converted to equity.

During the year ended February 28, 2011, convertible debentures of a principal amount of $496,000 plus $98,929 of accrued interest were converted into Neptune units. Each unit comprises one common share and one-half Conversion Warrant.

A total of 437,589 units have been issued corresponding to 437,589 common shares and 218,794 Conversion Warrants. Each Conversion Warrant allows its holder to buy one share of the Corporation until October 9, 2011 at various prices ranging from $2.00 to $2.19 depending on the market price of Neptune shares at their date of conversion.

These transactions decreased the balance of convertible debentures and debenture conversion options by $563,072 and by $135,983, respectively, and increased the capital stock and warrants by a total of $699,055. This value has been proportionately allocated to capital stock and Conversion Warrants based on their relative fair value at time of issuance.

The fair value of the Conversion Warrants issued upon conversion of $67,192 was determined by using a binomial method with the following assumptions:

Risk-free interest rate	1.18% to 1.38%
Estimated life	0.9 to 1 year
Expected volatility	60% to 62%

13.      Capital and other components of equity:

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➢	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➢
Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

(b)	Private placements:

On May 3 and May 13, 2011, the Corporation closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,419,768.

A portion of the proceeds came from US institutional investors for 2,722,222 common shares at US$2.25 per share and warrants (the “2011 Private placement – US” warrants) to purchase 680,556 additional common shares.  The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date.  The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants (the “2011 Private placement – CA” warrants) to purchase 765,709 additional shares.  The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date.  Because the 2011 Private placement – US warrants are exercisable at a price denominated in a currency other than the Corporation’s functional currency, they were determined to be a derivative financial liability.  Total issue costs related to these transactions amounted to $942,638.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

13.      Capital and other components of equity (continued):

(b)	Private placements (continued):

During the year ended February 28, 2011, the Corporation issued 1,430,540 common shares for aggregate proceeds of $2,646,500, before share issue costs of $183,214.  Share issue costs include 54,527 warrants (the “2010 Private placement” warrants), having an estimated fair value of $18,386, issued to agents.  27,027 warrants were exercisable at $2.15 and 27,500 at $2.50 per warrant until October 11, 2011 and October 12, 2011, respectively.

(c)	Warrants:

The warrants of the Corporation are composed of the following as at February 29, 2012, February 28, 2011 and March 1, 2010:

		February 29,		February 28,		March 1,
		2012		2011		2010

	Number		Number		Number
	outstanding	Amount	outstanding	Amount	outstanding	Amount

Debenture warrants	–	$–	–	$–	1,070,000	$331,199
Conversion warrants	–	–	255,392	86,601	36,598	19,409
2010 Private placement	–	–	54,527	18,386	–	–
2011 Private placement - CA	765,709	743,195	–	–	–	–
2011 Private placement - US	680,556	573,688	–	–	–	–
	1,446,265	$1,316,883	309,919	$104,987	1,106,598	$350,608

	February 29,	February 28,	March 1,
	2012	2011	2010

Classified as:
Equity	$743,195	$104,987	$350,608
Liability	573,688	–	–
	$1,316,883	$104,987	$350,608

The significant terms of the warrants are as follows:

	Exercise
	price		Expiry

Debenture warrants		$1.25	April 30, 2010
Conversion warrants	2.00 to 2.50		Multiple until October 12, 2012
2010 Private placement	2.15 to 2.50		October 12, 2010
2011 Private placement - CA		2.65	November 3, 2012
2011 Private placement - US	USD	2.75	November 3, 2012

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

13.      Capital and other components of equity (continued):

(d)	Subsidiary options:

		February 29,		February 28,		March 1,
		2012		2011		2010

	Number outstanding	Amount	Number outstanding	Amount	Number outstanding	Amount

Acasti Pharma Inc.
Series 2 warrants	–	$–	–	$–	9,027,142	$233,790
Series 4 warrants	5,775,500	299,779	5,852,500	149,655	4,755,000	–
Series 5 warrants	–	–	–	–	30,000	–
Options outstanding under stock-based compensation plan	3,347,500	919,604	800,000	–	850,000	–
Debenture Call Options	–	–	–	–	1,100,000	243,770
Conversion Call Options	–	–	–	–	9,455,867	163,006
Private placement warrants
Series 6	375,000	306,288	–	–	–	–
Series 7	375,000	7,027	–	–	–	–
	9,873,000	1,532,698	6,652,500	149,655	25,218,009	640,566

NeuroBioPharm Inc.
Series 4 warrants	–	–	5,820,000	57,473	4,660,000	–
Series 5 warrants	–	–	30,000	–	30,000	–
Series 2011-2	800,000	5,461	–	–	–	–
Series 2011-3	6,303,929	128,358	–	–	–	–
Options outstanding under stock-based compensation plan	496,250	10,136	–	–	–	–
	7,600,179	143,955	5,850,000	57,473	4,690,000	–

	17,473,179	$1,676,653	12,502,500	$207,128	29,908,009	$640,566

	February 29,	February 28,	March 1,
	2012	2011	2010

Classified as:
Equity (1)	$1,676,653	$207,128	$406,776
Liability	–	–	233,790
	$1,676,653	$207,128	$640,566

(1)	Recorded as “Subsidiary options” in total equity attributable to non-controlling interests.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

13.      Capital and other components of equity (continued):

(d)	Subsidiary options (continued):

The characteristics of the Acasti subsidiary warrants are as follows:

Series 2 allowed the holder to purchase one Class A share of Acasti for $0.40 per share until November 17, 2010.

Series 4 allows the holder to purchase one class A share of Acasti for $0.25 per share until October 8, 2012.

Series 5 allowed the holder to purchase one class A share of Acasti for $0.30 per share until December 31, 2010.

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.

On April 12, 2011, NeuroBioPharm proceeded with the following transactions affecting its capital structure:

•	NeuroBioPharm consolidated all classes of its capital stock on a 2:1 basis.

•	NeuroBioPharm exchanged the resulting 50 Class A shares for 1,000 new Class A shares, 26,000,000 Class H shares redeemable for $0.45 per share and 6,000,000 Series 2011-1 warrants.

•
NeuroBioPharm exchanged the resulting 17,500,000 Class C shares, 3,500,000 Series 4 warrants and 1,500,000 Series 5 warrants for 17,500,000 Class G shares redeemable for $0.20 per share, 3,450,075 Series 2011-2 warrants and 8,050,175 Series 2011-3 warrants.

•	The Corporation converted its accounts receivable in the amount of approximately $850,000 into 8,500,000 Class A shares.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 4 allowed the holder to purchase one Class A share of NeuroBioPharm for $0.10 per share until December 24, 2013.

Series 5 allowed the holder to purchase one Class A share of NeuroBioPharm for $0.20 per share until December 24, 2011.

Series 2011-2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 16, 2016.

(e)	Shareholder Rights Plan:

The Corporation held a special, annual shareholders' meeting on June 22, 2010 (the "Meeting"). At the Meeting, a majority of shareholders adopted the Shareholder Rights Plan (the "SRP"), which had been previously approved by the Board of Directors of the Corporation.

The Board determined that the establishment of a SRP was in the best interest of the Corporation's shareholders to have more time to consider any significant takeover bid for the Corporation without undue pressure, to allow the Board to propose, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The rights issue pursuant to the SRP required the approval by a majority of shareholders, which was obtained at the Meeting.

The SRP allows holders of common shares to purchase from the Corporation, for each common share held, an amount of common shares worth twice the market price on the date a triggering event occurs, at a price per common share equal to half the market price on the date of such triggering event. As defined in the SRP, a triggering event consists in a transaction that results in the acquisition by a person or group of persons (the "Acquirer") of 20% or more of the outstanding common shares of the Corporation through a transaction that is not considered a permitted bid. The Acquirer would not be entitled to exercise any right it may hold through such transaction.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

13.      Capital and other components of equity (continued):

(e)	Shareholder Rights Plan (continued):

The rights under the SRP are not triggered by the purchase of shares made pursuant to a permitted bid. A permitted bid is one that is open for not less than 60 days and that is made to all shareholders by way of a take-over circular prepared in compliance with applicable securities laws. It must also comply with certain other conditions set out in the agreement signed with Computershare Services Inc., acting as registrar and transfer agent for the Corporation, to implement the SRP.

The Board retains discretion on the continuation of the SRP until its scheduled termination on June 22, 2013, and on the waiving of dilutive effects of the provisions on triggering events for acquirers. A copy of the SRP is available on SEDAR and EDGAR under the Corporation's filings.

14.      Non-controlling interests:

During the year ended February 29, 2012, the Corporation’s participation in Acasti changed as follows:

(a)	Distribution of subsidiary rights as dividend:

On July 5, 2011, Acasti issued to the holders of its outstanding Class A shares transferable rights to subscribe for Class A shares. Each registered holder of Class A shares received one right for each Class A share held. Ten rights plus the sum of $1.25 were required to subscribe for one Class A share.

The rights were determined to have a value of $0.4250 per right, using the Black-Scholes model and using the following assumptions:

Dividend	‒
Risk-free interest	0.92%
Estimated life	2.3 months
Expected volatility	117.91%

The Corporation received from Acasti’s rights offering a total of 38,617,733 rights from this transaction.

Concurrently, Neptune transferred these rights to its own shareholders at the Record Date in payment of a dividend on its common shares.  The Corporation declared a dividend of $0.030421697 per common share and this dividend was paid by the transfer to Neptune’s shareholder at the Record Date of 0.787 of an Acasti right per common share of Neptune. The dividend declared represents a total value of $1,492,046. Subsequent to the dividend distribution, the Corporation repurchased 15,000,000 rights, for an amount of $156,304.

On September 14, 2011, the Acasti rights offering expired oversubscribed, and accordingly, the maximum number of shares available for issuance under the terms of the Rights offering has been issued for a total of 6,445,444 shares representing a gross proceeds of $8,056,805. From this total of shares, 2,000,000 shares were issued to the Corporation.

Share issue costs of $206,788 were charged directly to equity in connection with this offering.

(b)	Conversion of Class B and Class C shares:

On March 21, 2011, the outstanding Class B and Class C shares of Acasti, of 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis, representing the extinguishment of a liability of $3,960,000 to the Corporation and $92,000 to another shareholder of the subsidiary.  Following this conversion, the Corporation owned 60% of Class A shares, which also reflected its participation and share of the voting interest.

(c)	Exercise of warrants and options:

Throughout the year, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 257,000 shares by Acasti and cash proceeds of $64,251.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

14.      Non-controlling interests (continued):

(d)	Private placement:

On February 13, 2012, Acasti issued 1,500,000 Class A shares for aggregate proceeds of $1,993,600 before issue costs of $15,000. Half of the private placement was subscribed by the Corporation, and the other by an officer of Acasti.

The officer also received 375,000 Series 6 warrants and 375,000 series 7 warrants upon subscription, which were determined to constitute stock-based compensation. Series 7 warrants are subject to vesting in equal installments over four semesters, subject to continued service and attainment of market (187,500 warrants) and non-market performance conditions (187,500 warrants).

The fair value of the warrants that are not subject to market condition was estimated according to the Black-Scholes option pricing model based on the following assumptions:

2012

Dividend	‒
Risk-free interest	1.13%
Estimated life	3 years
Expected volatility	85.77%

The fair value of the warrants subject to market conditions was estimated using a binomial model using the same assumptions as above, as well as factors that reflect the probability of the conditions being met.

The fair value of warrants granted was determined to be $0.83 per warrant. The Corporation recognized an expense of $313,315 during the year ended February 29, 2012 for this grant.

During the year ended February 28, 2011, the Corporation’s participation in Acasti changed as follows:

(a)
Throughout the year, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of 3,112,139 shares by Acasti and cash proceeds of $1,241,852.

(b)	The Corporation exercised 8,388,381 Acasti warrants for a total investment of $3,058,352.

The distribution of the shareholdings of issued and outstanding Acasti Pharma’s capital stock between the Corporation and other shareholders as at February 29, 2012, February 28, 2011 and March 1, 2010 is detailed as follows:

			February 29, 2012

	Corporation	Other shareholders	Total

Class A shares	41,367,733	31,269,155	72,636,888

Votes	57%	43%	100%

Participation	57%	43%	100%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

14.      Non-controlling interests (continued):

			February 28,
			2011

		Other
	Corporation	shareholders	Total

Class A shares	33,667,733	25,506,711	59,174,444
Class B shares	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000

	38,617,733	25,816,711	64,434,444

Votes	76%	24%	100%

Participation	57%	43%	100%

			March 1,
			2010

	Corporation	Other shareholders	Total

Class A shares	28,784,133	18,889,791	47,673,924
Class B shares	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000

	33,734,133	19,199,791	52,933,924

Votes	80%	20%	100%

Participation	60%	40%	100%

Class A shares are voting (one vote per share), participating and without par value.

Class B shares are voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

Class C shares are non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

14.      Non-controlling interests (continued):

The following summarizes the effect of changes in the Corporation’s ownership interest in Acasti:

	2012	2011

Corporation’s ownership interest at the beginning of the year	$4,577,027	$3,688,898
Effect of increase in Corporation’s ownership interest	13,009,862	3,942,736
Effect of decrease in Corporation’s ownership interest	(3,987,483)	(1,302,661)
Share of comprehensive income	(3,985,283)	(1,751,946)
Corporation’s ownership interest at the end of the year	$9,614,123	$4,577,027

Throughout the years ended February 29, 2012 and February 28, 2011, the Corporation owned at least 99% of NeuroBioPharm’s issued and outstanding capital stock.

15.           Partnership and collaboration agreements:

In 2008, the Corporation received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix.  An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market.  In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties.  No revenues have been recognized by the Corporation under this agreement, because the payments are to be charged against royalties in the future, should the parties reach an agreement to commercialize the products being developed.  As at February 29, 2012, an amount of $813,203 is included in “advance payments” in the consolidated statement of financial position ($823,639 - February 28, 2011; $862,620 - March 1, 2010).

The Corporation also entered into a collaboration agreement under which it can receive $299,860.  Under the terms of the agreement, the Corporation conducted a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. For the year ended February 29, 2012, revenues of $13,565 were recognized in the consolidated statement of earnings and comprehensive loss on the basis of progress of performance of the clinical study ($102,629 - 2011).  As at February 29, 2012, all amounts were received under this agreement (amounts of $86,435 - February 28, 2011 and  $16,194 - March 1, 2010 were included in “Trade and other receivables” in the consolidated statement of financial position).

16.           Personnel expenses:

	February 29, 2012	February 28, 2011

Salaries and other short-term employee benefits	$8,099,623	$6,073,623
Share-based compensation	2,904,058	517,019
	$11,003,681	$6,590,642

Share-based compensation does not include $545,368 (2011 - $220,521) of compensation to non-employee directors and consultants.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

17.           Finance income and finance costs:

(a)	Finance income:

	February 29, 2012	February 28, 2011

Change in fair value of private placement warrants	$114,673	$–
Change in fair value of debenture conversion options	–	353,479
Gain on expiry of warrants	–	273,456
Interest income	123,858	22,381
Finance income	$238,531	$649,316

(b)	Finance costs:

	February 29,	February 28,
	2012	2011

Interest charges	$(379,606)	$(440,183)
Change in fair value of derivative financial liabilities	–	(175,772)
Finance costs	$(379,606)	$(615,955)

18.      Share-based payment:

Description of the share-based payment arrangements:

At February 29, 2012, the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants.  The plan provides for the granting of common share options.  The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX on the eve of the grant.  Under this plan, 6,850,000 common shares have been reserved for issuance.  The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan.  The Corporation’s stock-option plan allows the Corporation to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

18.      Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

	2012		2011
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding, beginning of year	$2.27	3,871,625	$1.63	2,920,250
Forfeited	2.55	(235,000)	2.02	(78,625)
Expired	2.70	(326,300)	‒	‒
Exercised	2.52	(1,117,325)	0.51	(1,320,000)
Granted	3.05	1,575,000	2.07	2,350,000
Options outstanding, end of year	$2.46	3,768,000	$2.27	3,871,625

Exercisable options, end of year	$2.06	1,661,583	$2.42	1,770,375

			2012

	Options outstanding		Exercisable options

Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price

$1.50	1.39	947,500	750,000	$1.50
$2.25	1.21	70,000	70,000	2.25
$2.50	1.94	1,380,500	793,250	2.50
$2.75	2.67	140,000	20,833	2.75
$3.00	2.80	980,000	‒	‒
$3.50	2.55	150,000	‒	‒
$3.75	2.35	45,000	11,250	3.75
$4.00	2.44	55,000	16,250	4.00
	2.08	3,768,000	1,661,583	$2.06

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

18.      Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the year:

	2012	2011

Dividend	0.02%	0.01%
Risk-free interest	1.17%	1.82%
Estimated life	2.67 years	2.23 years
Expected volatility	72.52%	72.6%

The weighted average of the fair value of the options granted to employees during the year ended February 29, 2012 is $1.23 (2011 - $0.74).  The weighted average fair value of the options granted to non-employees during the year is $0.98 (2011 - $1.06).

Stock-based compensation recognized under this plan amounted to $1,979,901 for the year ended February 29, 2012 (2011 - $520,826).

The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2012 was $3.56 (2011 - $1.73).

(b)	Acasti Pharma stock-based compensation plan:

The subsidiary, Acasti Pharma, has established a stock-based compensation plan for administrators, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under the plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equalled the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, Acasti’s Board of Directors amended the incentive stock option plan (the “Plan”). The amendments to the Plan were approved by the shareholders on June 22, 2011. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

18.      Share-based payment (continued):

(b)	Acasti Pharma stock-based compensation plan (continued):

The number and weighted average exercise prices of share options are as follows:

	2012		2011
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding, beginning of year	$0.25	800,000	$0.25	850,000
Exercised	0.25	(42,500)	‒	‒
Granted	1.42	2,660,000	‒	‒
Forfeited	1.43	(70,000)	0.25	(50,000)
Options outstanding, end of year	$1.15	3,347,500	$0.25	800,000

Options exercisable, end of year	$0.69	1,172,500	$0.25	582,500

			2012

	Options outstanding		Exercisable Options
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price

$0.25	6.63	757,500	733,750	$0.25
$0.75	4.12	25,000	‒	‒
$1.40	4.30	2,295,000	408,750	1.40
$1.50	4.52	170,000	‒	‒
$1.80	2.44	100,000	30,000	1.80
	4.78	3,347,500	1,172,500	$0.69

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

18.      Share-based payment (continued):

(b)	Acasti Pharma stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the year ended February 29, 2012 (no options were granted during 2011):

2012

Dividend	‒
Risk-free interest	1.86%
Estimated life	4.01 years
Expected volatility	76.28%

The weighted average of the fair value of the options granted to employees during the year ended February 29, 2012 is $0.79 (2011 - nil). The weighted average fair value of the options granted to non-employees during the year is $0.49 (2011 - nil).

Stock-based compensation recognized under this plan amounted to $919,604 for the year ended February 29, 2012 (2011 - $21,508).

The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2012 was $1.62 (2011 - nil).

(c)	NeuroBioPharm stock-based compensation plan:

On May 25, 2011, the Board of Directors approved the establishment of a stock option plan for Board members, executive officers, employees and consultants of the NeuroBioPharm. The maximum number of Class A shares that may be issued under the plan is 600,000 Class A shares, with specified individual limits established for consultants, investor relations and individuals. The exercise price of the options will be determined by the Board of Directors but may not be lower than either (i) the price per share obtained in the latest arm’s length private placement within the last year and (ii) the demonstration of value in one of the following ways: formal valuation; deferred expenditures incurred within the five previous years which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the following twelve months; net tangible assets; five times average cash flows; or some other determination of value acceptable to a recognized stock exchange  where the securities of NeuroBioPharm are listed, if applicable. The life of the option will be a maximum of 10 years.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

The stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

18.      Share-based payment (continued):

(c)	NeuroBioPharm stock-based compensation plan (continued):

The number and weighted average exercise prices of share options granted during the year ended February 29, 2012 are as follows:

	2012
	Weighted
	average
	exercise	Number of
	price	options

Options outstanding, beginning of year	$ ‒	‒
Granted	0.50	546,250
Forfeited	0.50	(50,000)
Options outstanding, end of year	$0.50	496,250

Options exercisable, end of year	$0.50	124,067

				2012

	Options outstanding		Exercisable options
Exercise price	Weighted remaining contractual life outstanding	Number of options outstanding	Weighted number of options exercisable	Weighted average exercise price

$0.50	4.24	496,250	124,067	$0.50

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the year ended February 29, 2012:

2012

Dividend	‒
Risk-free interest	2.09%
Estimated life	3.79 years
Expected volatility	75%

The weighted average of the fair value of the options granted to employees during the year ended February 29, 2012 is $0.02.

Stock-based compensation recognized under this plan amounted to $10,136 for the year ended February 29, 2012 (2011 - nil).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

18.      Share-based payment (continued):

(d)	Other stock-based compensation:

From time to time, the Corporation awards incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti and Series 2011-2 and Series 2011-3 warrants it owns in its subsidiary NeuroBioPharm. The rights vest gradually.  All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants are as follows:

	2012		2011
	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Rights outstanding, beginning of year	$0.31	5,792,500	$0.25	4,695,000
Forfeited	0.36	(27,500)	0.29	(192,500)
Exercised	0.30	(214,500)	‒	‒
Granted	1.25	165,000	0.50	1,290,000
Rights outstanding, end of year	$0.33	5,715,500	$0.31	5,792,500

Rights exercisable, end of year	$0.29	5,013,000	$0.27	4,974,500

			2012

	Rights outstanding		Exercisable rights
Exercise price	Weighted remaining contractual life outstanding	Number of rights outstanding	Weighted number of rights exercisable	Weighted average exercise price

$0.25	1.61	4,345,500	4,254,250	$0.25
$0.50	1.61	1,180,000	705,000	0.50
$0.75	1.61	25,000	12,500	0.75
$1.25	1.61	165,000	41,250	1.25
	1.61	5,715,500	5,013,000	$0.29

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

18.      Share-based payment (continued):

(d)	Other stock-based compensation (continued):

The fair value of rights granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the year:

	2012	2011

Dividend	‒	‒
Risk-free interest	1.71%	1.91%
Estimated life	2.38 years	2.5 years
Expected volatility	71.56%	75%

The weighted average of the fair value of the rights granted to employees during the year is $0.51 (2011 - $0.22).  No rights were granted to non-employees.

Stock-based compensation recognized under this plan amounted to $150,124 for the year ended February 29, 2012 (2011 - $137,733).

The weighted average share price at the date of exercise for share options exercised during the year ended February 29, 2012 was $1.59 (2011 - nil).

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

	2012		2011
	Weighted average exercise price	Number of rights	Weighted average exercise price	Number of rights

Rights outstanding, beginning of year	$0.13	5,750,000	$0.10	4,590,000
Cancelled	0.10	(5,000)	‒	‒
Series 4 exchanged	0.13	(5,745,000)	‒	‒
Series 2011-3 granted	0.43	6,605,149	‒	‒
Forfeited	0.40	(1,756,001)	0.13	(185,000)
Granted	0.67	2,174,279	0.23	1,345,000
Rights outstanding, end of year	$0.51	7,023,427	$0.13	5,750,000

Rights exercisable, end of year	$0.45	4,622,280	$0.11	4,558,750

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

18.      Share-based payment (continued):

(d)	Other stock-based compensation (continued):

				2012

	Rights outstanding		Exercisable rights
Exercise price	Weighted remaining contractual life outstanding	Number of rights outstanding	Weighted number of rights exercisable	Weighted average exercise price

$0.40	4.12	3,394,614	3,272,428	$0.40
$0.44	4.12	258,756	129,378	0.44
$0.47	4.24	150,000	37,500	0.47
$0.53	4.12	1,213,028	606,514	0.53
$0.66	4.12	1,357,029	576,460	0.66
$0.75	4.12	650,000	‒	‒
	4.12	7,023,427	4,622,280	$0.45

The fair value of rights granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the year:

	2012	2011

Dividend	‒	‒
Risk-free interest	1.81%	2.01%
Estimated life	3.09 years	3 years
Expected volatility	75%	75%

The weighted average of the fair value of the rights granted to employees during the year is $0.01 per share (2011 - $0.12).

As explained in note 13, on April 12, 2011, during the transaction affecting its capital structure, NeuroBioPharm exchanged the rights over 5,745,000 Series 4 warrants held by employees for 6,605,149 rights over Series 2011-3 warrants (the replacement rights). The characteristics of the Series 4 and Series 2011-3 warrants are described in note 13.  Because the replacement rights were determined to have a fair value lower than that of the rights exchanged, no additional charge was recognized upon modification.

Stock-based compensation recognized under this plan amounted to $76,346 for the year ended February 29, 2012 (2011 - $57,473).

19.      Earnings (loss) per share:

The calculation of basic loss per share at February 29, 2012 was based on the net loss attributable to owners of the Corporation of $1,928,079 (2011 - $410,457), and a weighted average number of common shares outstanding of 48,205,451 (2011 - 40,463,967).

Diluted loss per share was the same amount as basic loss per share, as the effect of options and warrants would have been anti-dilutive, because the Corporation incurred losses in each of the years presented.  All outstanding options could potentially be dilutive in the future.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

20.      Income taxes:

Deferred tax expense:

	2012	2011

Origination and reversal of temporary differences	$1,120,000	$260,000
Change in unrecognized deductible temporary differences	(2,120,000)	(260,000)
Deferred tax (recovery) expense	$(1,000,000)	$–

Reconciliation of effective tax rate:

	2012		2011

Loss before income taxes	$(5,592,683)		$(1,692,791)

Income tax at the combined Canadian statutory rate	$(1,574,340)		$(501,913)
Increase (decrease) resulting from:
Change in unrecognized deductible temporary differences	(80,314)		260,000
Non-deductible stock-based compensation	971,013		218,681
Permanent differences and other	(316,359)		23,232
Total tax (recovery) expense	$(1,000,000)	$	‒

The applicable statutory tax rates are 28.15% in 2012 and 29.65% in 2011. The Corporation’s applicable tax rate is the Canadian combined rates applicable in the jurisdiction in which the Corporation operates. The decrease is due to the reduction of the Federal income tax rate in 2012.

Recognized deferred tax assets and liabilities:

In 2012, $1,000,000 of previously unrecognized deferred tax assets for provincial purposes were recognized as management now considers that it is probable that future taxable profits in the nutraceutical segment will be available against which the Corporation can utilize the benefits therefrom. The Corporation previously utilized unrecognized deferred income tax assets to reduce to nil its income tax payable on its nutraceutical operation. The Corporation anticipates that the nutraceutical segment will generate taxable profits to realize these deferred tax assets. In addition, the Corporation has recognized $320,000 of deferred tax assets in 2012 to offset deferred tax liabilities, related to the taxation of investment tax credits recognized in 2012, of an equivalent amount.

Unrecognized deferred tax assets:

At February 29, 2012 and February 28, 2011, the deferred tax assets, which have not been recognized in these consolidated financial statements because the criteria for recognition of these assets were not met, were as follows:

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

20.      Income taxes (continued):

	2012	2011

Tax losses carried forward	$2,296,000	$851,000
Research and development expenses	1,465,000	2,386,000
Property, plant and equipment and intangible assets	822,000	1,676,000
Other deductible temporary difference	239,000	47,000
Unrecognized deferred tax assets	$4,822,000	$4,960,000

As at February 29, 2012, the amounts and expiry dates of tax attributes and temporary differences, which are available to reduce future years’ taxable income were as follows:

	Federal		Provincial

Tax losses carried forward
2015	$	‒	$785,000
2029		730,000	730,000
2030		1,842,000	1,835,000
2031		2,374,000	2,367,000
2032		3,476,000	4,641,000
		$8,422,000	$10,358,000

Research and development expenses, without time limitation		$7,860,000	$12,718,000

Other deductible temporary differences, without time limitation		$4,641,146	$3,066,523

21.      Financial instruments:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, foreign exchange risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables.  The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions.  The carrying amount of financial assets, as disclosed in the consolidated statement of financial position, represents the Corporation’s credit exposure at the reporting date.  The Corporation’s trade receivables and credit exposure fluctuate throughout the year.  The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 29, 2012, the Corporation had thirty-two trade debtors. Most sales' payment terms are set in accordance with industry practice. Five customers represent 73% (five customers represented 61% as at February 28, 2011; three customers represented 56% as at March 1, 2010) of total trade accounts included in trade and other receivables as at February 29, 2012.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

21.      Financial instruments (continued):

(a)	Credit risk (continued):

Most of the Corporation's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 29, 2012, February 28, 2011 and March 1, 2010 were as follows:

	February 29, 2012	February 28, 2011	March 1, 2010

Current	$3,950,674	$3,561,794	$2,071,825
Past due 0-30 days	234,277	196,832	415,693
Past due 31-120 days	2,052,621	1,132,304	187,130
Past due 121-180 days	892,598	802,656	649,827
Trade receivables	7,130,170	5,693,586	3,324,475

Less allowance for doubtful accounts	(84,724)	(499,290)	(383,597)
	$7,045,446	$5,194,296	$2,940,878

The allowance for doubtful accounts is mainly for customer accounts over 121 days past due.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

21.      Financial instruments (continued):

(a)	Credit risk (continued):

The movement in allowance for doubtful accounts in respect of trade receivables was as follows:

	February 29,	February 28,	March 1,
	2012	2011	2010

Balance, beginning of year	$499,290	$383,597	$51,000
Bad debt expenses	192,570	120,000	332,597
Write-off against reserve	(607,136)	(4,307)	‒
Balance, end of year	$84,724	$499,290	$383,597

(b)	Foreign exchange risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.  Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar.  From time to time, the Corporation uses derivative financial instruments to reduce its foreign exchange exposure.  Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 72% of the Corporation’s revenues are in US dollars, and 24% are in Euros. A small portion of the purchases, except for the purchase of raw materials, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar and the Euro in relation to the Canadian dollar.

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

		February 29, 2012

	US$	EURO

Cash	1,632,606	1,128,862
Trade and other receivables	4,843,907	2,031,370
Trade and other payables	(765,323)	(71,056)
Advance payments	–	(543,634)
	5,711,190	2,545,542

	February 28, 2011

	US$	EURO

Cash	106,213	(1,341)
Trade and other receivables	3,602,698	1,745,705
Trade and other payables	(1,129,866)	(78,706)
Advance payments	–	(554,070)
	2,579,045	1,111,588

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

21.      Financial instruments (continued):

(b)	Foreign exchange risk (continued):

	March 1, 2010

	US$	EURO

Cash	1,013,044	283,185
Trade and other receivables	3,104,792	219,718
Trade and other payables	(429,894)	(170,826)
Advance payments	–	(593,051)
	3,687,942	(260,974)

The following exchange rates are those applicable to the following periods and dates:

		February 29,		February 28,	March 1,
		2012		2011	2010
	Average	Reporting	Average	Reporting	Reporting

US$ per CAD	0.9970	0.9895	1.0207	0.9714	1.0525
EURO per CAD	1.3194	1.3179	1.3457	1.3432	1.4377

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and Euro would have increased the net profit (loss) as follows, assuming that all other variables remained constant:

		February 29, 2012		February 28, 2011
	US$	EURO	US$	EURO

Increase in net profit (loss)	285,560	127,277	128,952	55,579

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

From time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. There were no material derivative contracts outstanding as at February 29, 2012 and February 28, 2011.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

21.      Financial instruments (continued):

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at the following dates is as follows:

February 29,
2012

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan	Short-term variable interest rate
Long-term debt	Variable and fixed interest rates

February 28,
2011

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan	Short-term variable interest rate
Long-term debt	Variable and fixed interest rates

March 1,
2010

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan	Short-term variable interest rate
Long-term debt	Variable and fixed interest rates
Convertible debentures	Fixed interest rate

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 29, 2012 would have decreased consolidated net income by $23,777, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 25. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

21.      Financial instruments (continued):

(d)	Liquidity risk (continued):

The following are the contractual maturities of financial liabilities as at February 29, 2012 and February 28, 2011:

					February 29, 2012
Required payments per year		Carrying	Less than	1 to	More than
(in thousands of dollars)	Total	amount	1 year	5 years	5 years

Trade and other payables	$4,971	$4,971	$4,971	$–	$–
Loans and borrowings	5,754	5,754	2,909	2,845	–
Research and development contracts	2,653	–	1,593	1,060	–
Lease contracts	3,472	–	287	1,414	1,771
	$16,850	$10,725	$9,760	$5,319	$1,771

Derivatives over the Corporation’s own equity do not give rise to liquidity risk because they settle in shares.

In addition, approximately $543,634 of advance payments at February 29, 2012 may be refundable in the next year if the Corporation fails to meet certain development milestones.

					February 28, 2011
Required payments per year		Carrying	Less than	1 to	More than
(in thousands of dollars)	Total	amount	1 year	5 years	5 years

Trade and other payables	$3,258	$3,258	$3,258	$–	$–
Loans and borrowings	5,415	5,415	1,615	3,647	153
Research and development contracts	1,002	–	776	226	–
Lease contracts	491	–	183	308	–
	$10,166	$8,673	$5,832	$4,181	$153

(e)	Short-term investments:

As at February 29, 2012, short-term investments include five investments totaling $10,687,020 with maturity dates from May 19, 2012 to December 20, 2012, bearing an interest rate from 0.84% to 2.2% per annum, cashable at any time at the discretion of the Corporation under certain conditions. The balance of $2,024,290 corresponds to one investment with a maturity date of May 19, 2013, bearing an interest rate of 2.16% per annum or cashable at the Corporation’s option on May 19, 2012, bearing an interest rate of 1.55% per annum. As the Corporation’s intention is to cash this investment at the option date, interest was calculated with an interest rate of 1.55% per annum, and the presentation is short-term.

As at February 28, 2011, short-term investments include two investments totaling $2,507,747 with maturity dates of November 30, 2011 and December 20, 2011, bearing an interest rate of 1.45% per annum, cashable at any time at the discretion of the Corporation under certain conditions. The balance of $1,005,111 corresponds to one investment with a maturity date of December 9, 2012, bearing an interest rate of 2.2% per annum and cashable at the Corporation’s option on November 30, 2011.

As at March 1, 2010, short-term investments had a weighted-average maturity date of November 30, 2010 and a weighted-average interest rate of 0.41%, and were cashable at any time at the discretion of the Corporation under certain conditions.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

22.      Operating leases:

The Corporation rents its premises pursuant to an operating lease expiring December 31, 2013. In April 2012, the Corporation signed a sublet agreement for these premises and entered into a new operating lease agreement commencing October 1, 2012 for a period of ten years.

During the year ended February 29, 2012, an amount of $217,028 was recognized as an expense in respect of operating leases which is included in General and administrative expenses (2011 - $284,619).  Included in these amounts are the Corporation’s share of operating costs and taxes under the terms of the lease, in the amount of $27,500 and $22,000, respectively (2011 - $27,500 and $22,000, respectively).

Minimum lease payments for the next five years are $275,338 in 2013 and $352,940 in 2014 and thereafter.

23.      Commitments and contingencies:

(a)	Contingencies:

(i)
In August 2009, the Corporation received a complaint filed by Schiff Nutrition Group Inc. (“Schiff”), a former distributor of the Corporation’s products, in the US District Court for the District of Utah, alleging inter alia that the Corporation had failed to meet a certain delivery threshold.  The Corporation filed a response denying all the allegations and a counterclaim wherein it alleged that Schiff had failed to pay the Corporation for shipments, products, trademark infringement and claimed damages.

The parties reached a settlement in December 2011 and the case was dismissed by the US District Court for the District of Utah in January 2012. The settlement did not have a significant effect on the Corporation’s financial position.

(ii)
On or around January 27, 2010, the Corporation and Acasti Pharma Inc. filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a U.S. based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000,000.

On September 28, 2011 Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300,000. The Corporation denies all material allegations made by Valensa.

The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at February 29, 2012 for this matter.

(iii)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA, Inc. and Schiff Nutrition International, Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages.

The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at February 29, 2012 for this matter.

(iv)
On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA, Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at February 29, 2012 for this matter.

(v)
On December 22, 2011, the Corporation received a motion filed by the University of Sherbrooke, the worldwide registered owner of patents relating to the extraction process (the “Patents”) licensed to the Corporation, asking the Court to order the transfer and force the Corporation to take ownership of the Patents.

The case is currently pending and no trial dates have been set.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

23.      Commitments and contingencies (continued):

(b)	Commitments:

(i)
In September 2011, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology.  The Joint Venture will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD $30,000,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia.  According to the agreement, SKFC will supply all the raw materials and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments.  The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

(ii)
In December 2011, the Corporation announced the official start of its Phase I plant expansion. Financing agreements in the amount of $15,500,000 were entered into shortly after the end of the third quarter. The financing is in the form of a standard loan in the amount of $9,000,000 bearing interest at prime rate plus 2% with a five-year term, an interest-free loan in the amount of $3,500,000 with a ten-year term, and a $3,000,000 government grant. As at February 2012, the Corporation signed agreements amounting to approximately $860,000 with various suppliers with respect to the plant expansion.

(iii)
In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

A Corporation’s subsidiary initiated research and development projects that will be conducted over a 12 to 24 month period for a total cost of $4,136,000. As at February 29, 2012, an amount of $248,050 is included in ''Trade and other payables'' in relation to these projects.

24.      Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has measured the fair value of the conversion option of convertible debentures and of the May 3, 2011 private placement warrant USD using level II methodologies.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the variable interest rate mortgage loans approximates the carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of obligations under capital leases and of the refundable contributions obtained under a federal grant program is determined by discounting future cash flows using a rate that the Corporation can use for loans with similar terms, conditions and maturity dates.  The fair value of these loans approximates the carrying amounts.

Derivative financial liabilities (Series II warrants) use valuation techniques that require inputs that are both unobservable and significant, and therefore, are categorized as Level 3 in the fair value hierarchy. Balances related to this instrument are disclosed in note 29 (i).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

24.      Determination of fair values (continued):

Share-based payment transactions:

The fair value of the employee stock options is measured based on the Black-Scholes valuation model.  Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of option, it is estimated using historical volatility of comparable corporations), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds).  Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

Derivatives over equity:

The fair value of derivatives over the Corporation’s equity is determined by using valuation models incorporating the following estimates and assumptions at the following dates:

March 1, 2010

Conversion
	Acasti	option of
	Series II	convertible
Instrument	warrants	debentures

Valuation model	Binomial Model	Binomial Model
Dividend yield	–	–
Volatility	38.87%	154.55%
Estimate life	9 months	9 months
Risk-free rate	1.28%	1.28%

The Acasti Series II warrants and Conversion option of convertible debentures that expired during the year ended February 28, 2011 were measured at their estimated intrinsic value immediately before exercise or expiry.

February 29, 2012

May 3, 2011
Private placement
Instrument	warrant - USD

Valuation model	Black & Scholes
Dividend yield	‒
Volatility	64.42%
Estimate life	0.67 year
Risk-free rate	0.18%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

24.      Determination of fair values (continued):

Derivatives over equity (continued):

Included in finance income or finance costs, is the change in fair value (gains) of these derivatives over equity:

		2012	2011

Debenture conversion options	$	‒	$(353,479)
Acasti Series II warrants		‒	175,772
Private placement warrants - USD		(114,673)	‒
		$(114,673)	$(177,707)

25.      Capital management:

The Corporation’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital.  The Corporation is subject to certain financial covenants under its mortgage loan. At February 29, 2012 and February 28, 2011, the Corporation was in compliance with these financial covenants.

Since inception, the Corporation has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, government grants, interest income and revenues from strategic partnerships and collaboration agreements.

The Corporation defines capital as being the total of shareholders’ equity, loans and borrowings and convertible debentures.

The capital management objectives remain the same as for the previous fiscal period.

The Corporation’s policy is to maintain a minimal level of debt. The Corporation has an authorized operating line of credit of $2,000,000, of which an amount of $80,000 was available as at February 29, 2012.

As at February 29, 2012, cash amounted to $3,765,265, short-term investments amounted to $12,711,310 and tax credit receivable amounted to $1,215,524 for a total of $17,692,099.

26.      Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti Pharma Inc. develops and commercializes pharmaceutical applications for cardiovascular diseases.

•	NeuroBioPharm Inc. develops and commercializes pharmaceutical applications for neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

26.      Operating segments (continued):

(a)	Information about reportable segments:

Year ended February 29, 2012:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales	$19,113,383	$10,415	$–	$–	$19,123,798
Revenue from internal sales or
internal research contracts	603,524	115,966	–	(719,490)	–
Depreciation and amortization	(753,236)	(667,889)	(325,300)	982,444	(763,981)
Stock-based compensation	(1,797,637)	(1,320,571)	(331,218)	–	(3,449,426)
Interest income	80,715	43,143	–	–	123,858
Interest expense	(370,644)	(8,962)	–	–	(379,606)
Income taxes	1,000,000	–	–	–	1,000,000
Reportable segment profit (loss)	2,655,568	(6,500,933)	(1,729,762)	982,444	(4,592,683)
Reportable segment assets	48,140,144	15,728,860	4,554,821	(23,687,744)	44,736,081
Reportable segment liabilities	11,088,150	1,259,518	18,416,841	(18,652,430)	12,112,079

Year ended February 28, 2011:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales	$16,582,754	$–	$–	$–	$16,582,754
Revenue from internal sales or
internal research contracts	151,460	28,402	–	(179,862)	–
Depreciation and amortization	(798,511)	(670,187)	(325,300)	982,444	(811,554)
Stock-based compensation	(506,359)	(181,074)	(50,107)	–	(737,540)
Interest income	10,246	11,775	360	–	22,381
Interest expense	(438,781)	(1,402)	–	–	(440,183)
Impairment loss	(139,306)	–	–	–	(139,306)
Reportable segment profit (loss)	1,116,746	(3,008,226)	(783,755)	982,444	(1,692,791)
Reportable segment assets	26,896,686	10,830,771	3,921,832	(18,846,394)	22,802,895
Reportable segment liabilities	9,378,549	5,125,935	5,535,406	(10,503,359)	9,536,531

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shares resources of the group or receive financing from the nutraceutical segment.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

26.      Operating segments (continued):

(b)	Geographic information:

All of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence:

	2012	2011

Canada	$2,216,649	$1,365,227
United States	7,828,334	7,585,983
France	1,290,023	2,564,013
Belgium	3,152,116	2,321,206
Australia	4,326,931	1,321,088
Other countries	309,745	1,425,237
	$19,123,798	$16,582,754

There are no individual countries within other countries that accounted for more than 10% of revenue for the years ended February 29, 2012 and February 28, 2011.

(c)	Information about major customers:

During the year ended February 29, 2012, the Corporation realized sales from the nutraceutical segment amounting to $6,414,659 from two customers individually accounting for more than 10% of consolidated sales. Individually, sales to these customers represented 20.8% and 12.8% of consolidated sales.

During the year ended February 28, 2011, the Corporation realized sales from the nutraceutical segment amounting to $4,701,256 from two customers individually accounting for more than 10% of consolidated sales. Individually, sales to these customers represented 15% and 13.4% of consolidated sales.

27.      Related parties:

Transaction with key management personnel:

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period.  The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the year ended February 29, 2012, total royalties included in operating expenses amounted to $192,540 (2011 - $164,129).  As at February 29, 2012, the balance due to this corporation under this agreement amounts to $189,748 (February 28, 2011 - $177,758; March 1, 2010 - $175,177).  This amount is presented in the consolidated statement of financial position under ''Accounts payable and accrued liabilities''.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 5% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the year ended:

	2012	2011

Short-term employee benefits	$2,001,439	$1,892,000
Share-based compensation costs	1,580,439	367,174
	$3,581,878	$2,259,174

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

28.      Subsequent event:

Since February 29, 2012, the Corporation and its subsidiaries have granted options and warrants. The Corporation has granted 2,580,000 options to purchase Corporation Class A shares, exercisable at USD$3.05, USD$3.15 and $3.15 expiring three years after their grant date. Acasti has granted 2,155,000 options to purchase Acasti Class A shares, exercisable at $2.10 expiring five years after their grant date. NeuroBioPharm has granted 730,000 warrants to purchase Neuro Class A shares, exercisable at $0.75 expiring four years after their grant.

29.      Transition to IFRS:

As stated in note 2 (a), these are the Corporation’s first annual consolidated financial statements prepared in accordance with IFRS, as issued by the IASB.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the year ended February 29, 2012, the comparative information presented in these financial statements for the year ended February 28, 2011, and in the preparation of an opening IFRS consolidated statement of financial position at March 1, 2010 (the Corporation’s date of transition).

In preparing its consolidated financial statements in accordance with IFRS 1, the Corporation applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i)	Borrowing costs:

The Corporation has elected to apply the transitional provisions of IAS 23, Borrowing Costs to qualifying assets being acquired since the date of transition to IFRS.

(ii)	Share-based payment:

The Corporation did not apply IFRS 2, Share-based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

(iii)	Designation of financial assets and financial liabilities:

The Corporation has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

(iv)	Non-controlling interests:

The Corporation will apply prospectively from the date of transition to IFRSs:

-
the requirement that total comprehensive income is attributed to the owners of the Corporation and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance; and

-	the requirements for accounting as equity transaction the changes in the Corporation's ownership interest in a subsidiary that do not result in a loss of control.

Consequently, the balance of non-controlling interest of nil under Canadian GAAP as at February 28, 2010 becomes the balance under IFRS at the date of transition.

In preparing its opening IFRS consolidated statement of financial position, the Corporation has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from previous GAAP to IFRS has affected the Corporation’s consolidated financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

29.      Transition to IFRS (continued):

Reconciliation of equity:

				March 1, 2010

		Canadian	IFRS	IFRS
	Note	GAAP	adjustments	reclassifications	IFRS

Assets

Current assets:
Cash		$1,093,194	$–	$–	$1,093,194
Short-term investments		1,001,011	–	–	1,001,011
Trade and other receivables		3,290,654	–	–	3,290,654
Tax credits receivable		664,131	–	–	664,131
Prepaid expenses		99,859	–	–	99,859
Inventories		2,645,752	–	–	2,645,752
		8,794,601	–	–	8,794,601

Government grant receivable		150,000	–	–	150,000
Property, plant and equipment	(e)	7,398,231	(1,070,824)	–	6,327,407
Intangible assets		1,223,309	–	–	1,223,309

Total assets		$17,566,141	$(1,070,824)	$–	$16,495,317

Liabilities and Equity

Current liabilities:
Loans and borrowings		$1,002,337	$–	$–	$1,002,337
Trade and other payables		2,416,413	–	–	2,416,413
Advance payments		878,814	–	–	878,814
Debenture conversion options	(j)	–	489,462	–	489,462
Derivative financial liabilities	(i)	–	233,790	–	233,790
		4,297,564	723,252	–	5,020,816

Loans and borrowings		4,805,024	–	–	4,805,024
Convertible debentures	(j)	467,864	21,978	–	489,842
Total liabilities		9,570,452	745,230	–	10,315,682

Equity
Share capital	(j)	25,237,122	25	–	25,237,147
Warrants	(j)	293,040	57,568	–	350,608
Contributed surplus	(a)	9,115,761	(80,430)	–	9,035,331
Deficit	(b)	(26,813,240)	(1,793,217)	(243,770)	(28,850,227)
Total equity attributable to equity holders of the Corporation		7,832,683	(1,816,054)	(243,770)	5,772,859

Subsidiary options	(h)	163,006	–	243,770	406,776
Total equity attributable to non-controlling interest		163,006	–	243,770	406,776

Total equity		7,995,689	(1,816,054)	–	6,179,635

Total liabilities and equity		$17,566,141	$(1,070,824)	$–	$16,495,317

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

29.      Transition to IFRS (continued):

Reconciliation of equity:

		February 28, 2011

		Canadian	IFRS	IFRS
	Note	GAAP	adjustments	reclassifications	IFRS

Assets

Current assets:
Short-term investments		$3,512,858	$–	$–	$3,512,858
Trade and other receivables		5,627,191	–	–	5,627,191
Tax credits receivable		644,753	–	–	644,753
Prepaid expenses		968,530	–	–	968,530
Inventories		4,544,917	–	–	4,544,917
		15,298,249	–	–	15,298,249

Government grant receivable		150,000	–	–	150,000
Property, plant and equipment	(e)	7,023,842	(938,063)	–	6,085,779
Intangible assets		1,268,867	–	–	1,268,867

Total assets		$23,740,958	$(938,063)	$–	$22,802,895

Liabilities and Equity

Current liabilities:
Bank overdraft		$39,533	$–	$–	$39,533
Loans and borrowings		1,615,491	–	–	1,615,491
Trade and other payables		3,258,037	–	–	3,258,037
Advance payments		823,639	–	–	823,639
		5,736,700	–	–	5,736,700

Loans and borrowings		3,799,831	–	–	3,799,831
Total liabilities		9,536,531	–	–	9,536,531

Equity
Share capital	(g), (j)	31,191,965	139,481	(183,214)	31,148,232
Warrants	(j)	99,568	5,419	–	104,987
Contributed surplus	(a)	9,283,997	285,204	(97,694)	9,471,507
Deficit	(b)	(26,480,537)	(1,368,167)	(737,467)	(28,586,171)
Total equity attributable to equity holders of the Corporation		14,094,993	(938,063)	(1,018,375)	12,138,555

Non-controlling interest	(k)	–	–	920,681	920,681
Subsidiary options	(f)	109,434	–	97,694	207,128
Total equity attributable to non-controlling interest		109,434	–	1,018,375	1,127,809

Total equity		14,204,427	(938,063)	–	13,266,364

Total liabilities and equity		$23,740,958	$(938,063)	$–	$22,802,895

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

29.      Transition to IFRS (continued):

Reconciliation of earnings and comprehensive income (loss) for the year ended February 28, 2011:

	Note	Canadian GAAP	IFRS adjustments	IFRS reclassifications	IFRS
Revenue		$16,685,383	$–	$(102,629)	$16,582,754
Cost of sales	(l)	(13,901,693)	–	6,537,171	(7,364,522)
Gross profit		2,783,690	–	6,434,542	9,218,232
Other income - revenue from research contract	(l)	–	–	102,629	102,629
Selling expenses	(l)	–	–	(1,410,005)	(1,410,005)
General and administrative expenses	(e), (l)	–	–	(6,681,815)	(6,681,815)
Research and development expenses, net of tax credit of $266,676	(l)	(2,535,156)	–	(223,995)	(2,759,151)
Amortization	(e),(l)	(922,566)	111,012	811,554	–
Stock-based compensation	(f),(l)	(719,823)	(17,717)	737,540	–
Loss from sale of property, plant and equipment	(e), (l)	(99,337)	21,749	77,588	–
Impairment of property, plant and equipment	(l)	(139,306)	–	139,306	–
Gain on dilution	(k)	2,765,029	(2,765,029)	–	–
		1,132,531	(2,649,985)	(12,656)	(1,530,110)
Finance income	(i), (j)	22,381	626,935	–	649,316
Financial costs	(i), (j), (l)	(442,953)	(185,658)	12,656	(615,955)
Foreign exchange loss		(196,042)	–	–	(196,042)
Net finance costs		(616,614)	441,277	12,656	(162,681)
Net profit (loss) and total comprehensive income (loss) for the period		$515,917	$(2,208,708)	$–	$(1,692,791)
Net loss and comprehensive loss attributable to:
Owner of the Corporation					$(410,457)
Non-controlling interest	(k)				(1,282,334)
Net loss and comprehensive loss for the period					$(1,692,791)
Basic earnings per share		$0.01			$(0.01)
Diluted earnings per share		0.01			(0.01)

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows under previous Canadian GAAP.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

29.      Transition to IFRS (continued):

Notes to the reconciliations:

(a)	Reconciliation of contributed surplus:

	Note	March 1, 2010	February 28, 2011
Contributed surplus under Canadian GAAP		$9,115,761	$9,283,997
Adjustments:
Convertible debenture	(j)	(80,430)	(80,430)
Share-based payments	(f)	–	17,717
Exercise of subsidiary warrants by Neptune	(k)	–	(1,302,661)
Conversion and cancellation of Debenture Call Options	(h)	–	443,794
Exercise of Conversion Call Options	(j)	–	1,126,244
Share-based payments related to subsidiary options	(f)	–	(97,694)
Convertible debenture	(j)	–	80,540
Contributed surplus under IFRS		$9,035,331	$9,471,507

(b)	Reconciliation of deficit:

	Note	March 1, 2010	February 28, 2011
Deficit under Canadian GAAP		$(26,813,240)	$(26,480,537)
Adjustments:
Property, plant and equipment	(e)	(1,070,824)	(1,070,824)
Convertible debenture	(j)	(488,603)	(488,603)
Derivative financial liabilities	(i)	(233,790)	(233,790)
Subsidiary options	(h)	(243,770)	(243,770)
Share issue costs	(g)	–	183,214
Conversion of derivative financial liabilities	(i)	–	674,513
Net earnings	(d)	–	(2,208,708)
Loss attributable to the non-controlling interest	(k)	–	1,282,334
Deficit under IFRS		$(28,850,227)	$(28,586,171)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

29.      Transition to IFRS (continued):

Notes to the reconciliations (continued):

(c)	Reconciliation of equity:

	Note	March 1, 2010	February 28, 2011

Equity under Canadian GAAP		$7,995,689	$14,204,427

Adjustments:
Property, plant and equipment	(e)	(1,070,824)	(938,063)
Convertible debenture	(j)	(21,978)	–
Debenture conversion options	(j)	(489,462)	–
Derivative financial liabilities	(i)	(233,790)	–
Equity under IFRS		$6,179,635	$13,266,364

(d)	Reconciliation of net earnings and comprehensive income:

		Year ended
	Note	February 28, 2011

Net earnings and comprehensive income under Canadian GAAP		$515,917

Adjustments:
Property, plant and equipment	(e)	132,761
Share-based payments	(f)	(17,717)
Net finance costs	(i), (j)	441,277
Gain on dilution	(k)	(2,765,029)
Net earnings and comprehensive loss under IFRS		$(1,692,791)

(e)	Property, plant and equipment - component accounting:

Under Canadian GAAP, the Corporation did not apply component accounting to the significant separable component parts of an item of property, plant and equipment, since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting is required.  In accordance with IFRSs, the Corporation applied component accounting to its buildings.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

29.      Transition to IFRS (continued):

Notes to the reconciliations (continued):

(f)	Share based payment - equity instruments:

As permitted by IFRS 1, the Corporation elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period. Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Corporation accounted for stock-based awards that vested in installments as a single award with a vesting period based on the last vesting tranche of the award.  In addition, forfeitures were not considered at the time of grant, but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date, fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.

The effects of those differences were an increase to contributed surplus and stock-based compensation expense in the amount of $17,717 for the year ended February 28, 2011.  The accumulated balance of stock-based compensation related to the subsidiary options in the amount of $97,694 for the year ended February 28, 2011 was reclassified to subsidiary options.

(g)	Share issue costs:

Under previous Canadian GAAP, share issue costs were netted against deficit.  Under IFRS, these costs are netted against share capital.  As at February 28, 2011, an amount of $183,214 was reclassified from deficit to share capital.

(h)	Debenture Call-Options:

Under previous Canadian GAAP, the Debenture Call-Options over Acasti shares issued by Neptune were determined to be an equity instrument.  Under IFRS, the Corporation concluded that the Debenture Call-Options are classified as liabilities until November 15, 2009, as their conversion ratio remained subject to adjustment if a new financing had been concluded at a price per Class A share below $0.25 until that date.  After the expiry of this feature, the instrument was determined to meet the criteria for equity classification.

As derivative liabilities are to be recorded at their fair values through profit and loss, the Corporation determined that the instruments outstanding as at November 15, 2009 had a fair value of $243,770.  In reconciling to IFRS, the increase in fair value from the issue date of nil carrying amount was recognized as a pre-transition loss, which became the carrying amount of the non-controlling interest equity instrument subsequent to November 15, 2009 and therefore, at the date of transition.

(i)	Warrants:

The Corporation issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder’s equity and were not re-measured subsequently. Under IFRS, the Corporation determined that all warrants issued by the Corporation met the criteria for equity classification with the exception of the Acasti Series II warrants. These warrants are not equity-classified under IFRS, as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Corporation valued the Acasti Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 13. The estimated fair value is recorded in the consolidated balance sheets in “Derivative financial liabilities”. Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $233,790 to retained earnings at that date.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

29.      Transition to IFRS (continued):

Notes to the reconciliations (continued):

(i)	Warrants (continued):

Subsequent changes in the estimated fair value of the Acasti Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of earnings and comprehensive income. Consequently, a fair value increase of $175,772 was recognized as an adjustment for the year ended February 28, 2011 in “Finance costs”. During the period, 36% of the warrants were exercised. As a result, an additional amount of $136,106, corresponding to the fair value of the warrants at the time of their exercise, was recorded in share capital.  On November 17, 2010, the remainder of these warrants expired unexercised resulting in a gain on expiry of warrants in the amount of $273,456 recorded in “Finance income”.

(j)	Convertible debentures:

In 2008, the Corporation issued convertible debentures that were partially outstanding at the date of transition.

Under previous Canadian GAAP, the convertible debentures were treated as compound instrument containing a debt and an equity component. On initial recognition of the debentures, the proceeds received were allocated to their component parts based on the proportionate fair value method. The amount recorded in equity for the above notes was not re-measured subsequent to their initial recognition under previous Canadian GAAP.

Under IFRS, these convertible debentures are treated as hybrid financial instruments comprising debt and embedded derivative. The equity conversion option, previously recognized as the equity component under Canadian GAAP, was determined to be a liability-classified embedded derivative. Under IFRS, a derivative over an entity’s own equity can be classified as equity when it is to be settled through the exchange of a fixed number of shares for a fixed consideration. The option to settle into Neptune units did not meet this requirement, as the Conversion Warrants would be settled by using an amount of cash that varies until conversion occurs. Under IFRS, the fair value of the embedded derivative would have been recorded in full at the issue date. The detachable financial instruments would have also been recorded at full value as a cost of financing. Those components have previously been measured at their proportionate issue date fair value under Canadian GAAP. As a result, the issue date carrying amount of the debt host was reduced and a new effective interest rate was determined to accrete the amount to the principal value through maturity. At the date of transition, the IFRS amortized cost of the debenture was determined to be $21,978 higher than under previous GAAP and the carrying amount of Debenture Warrants to be $57,568 higher. Those differences were charged to retained earnings at that date.

The Corporation valued the embedded equity conversion derivative at the date of transition and immediately before settlement, using the models and assumptions described in note 13. The estimated fair value is recorded in the consolidated balance sheets in “Debenture conversion options”.

At the date of transition, the carrying amount of the Canadian GAAP equity component of $80,430 was reclassified to this account, along with an increment of $409,032 from retained earnings to reflect fair value at that date.

Subsequent changes in the estimated fair value of the embedded derivative through to expiry were recorded as adjustments to finance income in the amount of $353,479 in the statement of earnings and comprehensive income, along with the increase in accretion expense in the amount of $9,886 for the year ended February 28, 2011.

(k)	Non-controlling interest:

At the date of transition, Neptune applied IAS 27 - Consolidated and Separate Financial Statements, as amended in 2008. The accounting guidance under IFRS impacted the Corporation’s accounting for non-controlling interest in three different ways compared to previous Canadian GAAP.

First, in determining consolidated comprehensive income, deduction is made for the portion attributable to the non-controlling interest, and the non-controlling interest is presented as a separate component of consolidated equity. Second, the non-controlling interest continues to be attributed its share of losses of a subsidiary even if that attribution results in a deficit non-controlling interest balance. Third, transactions with non-controlling interest that do not result in a change in control of the subsidiary are treated as equity transactions, with no gain or loss on dilution being recognized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Financial Statements

For the years ended February 29, 2012 and February 28, 2011 and as at March 1, 2010

29.      Transition to IFRS (continued):

Notes to the reconciliations (continued):

(k)	Non-controlling interest (continued):

As previously noted, the Corporation uses an exemption from retrospective application, and therefore, the requirements were applied prospectively from March 1, 2010. As a result, the carrying amount of nil non-controlling interest under Canadian GAAP was determined to be the IFRS carrying amount at that date.

The recognition of the gain on dilution under Canadian GAAP, in the amount of $2,765,029 for the year ended February 28, 2011 was reversed, as it is now accounted for as an equity transaction. This entry has no impact on the shareholders’ equity reconciliation as it is already included therein.

In accordance with new guidance, the Corporation allocated losses of its majority-owned subsidiary, Acasti, to controlling and non-controlling interests based on their proportionate shareholdings in Acasti’s Class A shares throughout the year. Also, it calculated the changes in carrying amounts of non-controlling interest for each transaction that occurred during the year.

The following details the changes in non-controlling interest in accordance with IFRS:

Year ended
February 28, 2011

Non-controlling interest, beginning of period	$–
Exercise of Debenture Call-Options	72,418
Exercise of Conversion Call-Options	124,487
Exercise of subsidiary warrants by Neptune	1,302,661
Exercise of subsidiary warrants by third parties	703,449
Net loss and comprehensive loss attributable to the non-controlling interest	(1,282,334)
$920,681

(l)	Presentation of statement of operations:

As the Corporation has elected to present expenses recognized in comprehensive loss using a classification based on their function within the Corporation, certain expenses such as amortization expense and stock-based compensation expense were reallocated to cost of sales, selling, general and administrative and research and development expenses.